SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                               COFFEE PEOPLE, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    192189108
                                 (CUSIP Number)




   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                   ---------------------
CUSIP NO.  192189108                  13G                    Page 2 of 9 Pages
------------------------                                   ---------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               BLACK & COMPANY, INC.   93 - 0479581
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

               OREGON
-------- -----------------------------------------------------------------------
                      5   SOLE VOTING POWER

     NUMBER OF                  0
                      --- ------------------------------------------------------
SHARES BENEFICIALLY   6   SHARED VOTING POWER
      OWNED BY
                              400,562 (see Item 4)
                      --- ------------------------------------------------------
        EACH          7   SOLE DISPOSITIVE POWER
  REPORTING PERSON
        WITH
                                0
                      --- ------------------------------------------------------
                      8   SHARED DISPOSITIVE POWER


                              400,562 (see Item 4)
-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                400,562 (see Item 4)
-------- -----------------------------------------------------------------------
  10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------- -----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               12.28%    (see Item 4)
-------- -----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

               BD
-------- -----------------------------------------------------------------------

                                *SEE INSTRUCTIONS

------------------------                                   ---------------------
CUSIP NO.  192189108                  13G                    Page 3 of 9 Pages
------------------------                                   ---------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               MAZAMA CAPITAL MANAGEMENT, LLC      91-1858217
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

               OREGON

-------- -----------------------------------------------------------------------
                      5   SOLE VOTING POWER


     NUMBER OF                  0
                      --- ------------------------------------------------------
SHARES BENEFICIALLY   6   SHARED VOTING POWER
      OWNED BY
                              400,562 (see Item 4)
                      --- ------------------------------------------------------
        EACH          7   SOLE DISPOSITIVE POWER
  REPORTING PERSON
        WITH
                                0
                      --- ------------------------------------------------------
                      8   SHARED DISPOSITIVE POWER


                              400,562 (see Item 4)
-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                400,562 (see Item 4)
-------- -----------------------------------------------------------------------
  10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------- -----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               12.28%    (see Item 4)

-------- -----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

               IA

-------- -----------------------------------------------------------------------

                                *SEE INSTRUCTIONS

Item 1.

      (a)   Name of Issuer:         Coffee People, Inc.

      (b)   Address of Issuer's Principal Executive Offices:

                      3259  N.W. 29th Avenue
                      Portland, Oregon  97210

Item 2.

      (a)   Name of Person Filing:  Black & Company, Inc.

      (b) Address of Principal Business Office or, if none, Residence:

                      One S.W. Columbia St., Suite 1200
                      Portland, Oregon  97258

      (c)   Citizenship:  State of Oregon

      (d)   Title of Class of Securities: Common Stock

      (e)   CUSIP Number: 192189108

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

     (a)[X  ] Broker or Dealer registered under Section 15 of the Act

     (b)[   ] Bank as defined in section 3(a)(6) of the Act

     (c)[   ] Insurance Company as defined in section 3(a)(19) of the Act

     (d)[ ] Investment Company registered under section 8 of the Investment Company Act

     (e)[ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

     (g)[   ]    Parent    Holding    Company,    in    accordance    with   ss.
            240.13d-1(b)(1)(ii)(G)

     (h)[   ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

Item 4.     Ownership

     (a) Amount Beneficially Owned: As of March 31, 1998, Black & Company, -------------------------- Inc. owned 117,112 shares directly, and
            283,450 shares indirectly through Mazama Capital Management, LLC, the majority share holder of which is the current Chairman and beneficial owner of 25% of Black & Company, Inc. Black & Company, Inc. holds a minority interest (less than 5%) in Mazama Capital Management, LLC. Although there is no formal agreement between Mazama Capital Management, LLC, and Black & Company, Inc. to act as a group, this joint filing is being made because from time to time these entities share information with respect to, and may enter into transactions in, the subject securities, coincidentally or otherwise.

     (b) Percent of Class: 12.28% in aggregate, consisting of 3.59% held directly, and 8.69% held indirectly.

     (c)    Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote: 0
            (ii)  shared power to vote or to direct the vote: 400,562
            (iii) sole power to dispose or to direct the disposition of: 0
            (iv)  shared power to dispose or to direct the disposition of:
                  400,562

Item 5.     Ownership of Five Percent or Less of a Class

            N/A

Item 6. Ownership of More Than Five Percent on Behalf of Another Person 311,600 shares are held in discretionary investment accounts, either by Black & Company, Inc. (28,150 shares or 0.86% of class) or Mazama Capital Management, LLC (283,450 shares or 8.69% of class). None of the beneficial owners of such investment accounts holds in excess of 5% of the class of securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            N/A

Item 8.     Identification and Classification of Members of the Group

            N/A

Item 9.     Notice of Dissolution of Group

            N/A

Item 10.    Certification

            N/A

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  April 9, 1998

                                    BLACK & COMPANY, INC.


                                    By: /s/ Teri Duffy
                                        --------------------------------------
                                        Teri Duffy, Executive Vice President

Item 1.

     (a)    Name of Issuer: Coffee People, Inc.

     (b)    Address of Issuer's Principal Executive Offices:

                      3259 N.W. 29th Avenue
                      Portland, Oregon  97210

Item 2.

     (a)    Name of Person Filing: Mazama Capital Management, LLC.

     (b)    Address of Principal Business Office or, if none, Residence:

                      One S.W. Columbia St., Suite 1200
                      Portland, Oregon  97258

     (c)    Citizenship: State of Oregon

     (d)    Title of Class of Securities: Common Stock

     (e)    CUSIP Number: 192189108

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

     (a)[   ] Broker or Dealer registered under Section 15 of the Act

     (b)[   ] Bank as defined in section 3(a)(6) of the Act

     (c)[   ] Insurance Company as defined in section 3(a)(19) of the Act

     (d)[ ] Investment Company registered under section 8 of the Investment Company Act

     (e)[ X] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

     (g)[   ]    Parent    Holding    Company,    in    accordance    with   ss.
            240.13d-1(b)(1)(ii)(G)

     (h)[   ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

Item 4.     Ownership

     (a) Amount Beneficially Owned: As of March 31, 1998, Mazama Capital --------------------------- Management, LLC owned 283,450 shares directly and 117,112 shares indirectly through Black & Company, Inc. The majority shareholder of Mazama Capital Management is the current Chairman and a beneficial owner of approximately 25% of Black & Company, Inc. Black & Company, Inc. holds a minority interest (less than 5%) in Mazama Capital Management, LLC. Although there is no formal agreement between Mazama Capital Management, LLC, and Black & Company, Inc. to act as a group, this joint filing is being made because from time to time these entities share information with respect to, and may enter into transactions in, the subject securities, coincidentally or otherwise.


     (b) Percent of Class: 12.28% in aggregate, consisting of 8.69% held directly, and 3.59% held indirectly.

     (c)    Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote: 0
            (ii)  shared power to vote or to direct the vote:  400,562
            (iii) sole power to dispose or to direct the disposition of: 0
            (iv)  shared power to dispose or to direct the disposition of:
                  400,562

Item 5.     Ownership of Five Percent or Less of a Class

            N/A

Item 6. Ownership of More Than Five Percent on Behalf of Another Person 311,600 shares are held in discretionary investment accounts, either by Black & Company, Inc. (28,150 shares or 0.86% of class) or Mazama Capital Management, LLC (283,450 shares or 8.69% of class). None of the beneficial owners of such investment accounts holds in excess of 5% of the class of securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            N/A

Item 8.     Identification and Classification of Members of the Group

            N/A

Item 9.     Notice of Dissolution of Group

            N/A

Item 10.    Certification

            N/A

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  April 9, 1998

                                    MAZAMA CAPITAL MANAGEMENT, LLC


                                    By: /s/ Brian Alfrey
                                        ---------------------------------------
                                        Brian Alfrey, Vice President,
                                        Administration and Operations